
03054495



APR 0 9 2003
184
SECTION
WASH. D.C.

CM

JC 4/15/03

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-39552

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING March 1, 2002 (MM/DD/YY) AND ENDING February 28, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Foster Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8989 Rio San Diego Drive, Suite 320
(No. and Street)

San Diego, (City) California (State) 92108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donald Foster 619-299-2113
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Blvd., SUite 240 (Address) Los Angeles, (City) CA (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald Foster, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Foster Securities, as of February 28, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

____
Signature

____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - FEBRUARY 28, 2003

FOSTER SECURITIES
8989 RIO SAN DIEGO DRIVE, SUITE 320
SAN DIEGO, CALIFORNIA 92108

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT ACCOUNTANT

Board of Directors
Foster Securities
San Diego, California

I have audited the accompanying statement of financial condition of Foster Securities, as of February 28, 2003 and the related statements of operations changes in stockholder's equity and cash flows for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by Rule 15c3-1. These financial statements are the responsibility of Foster Securities' management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Foster Securities as of February 28, 2003 and the results of its operation, cash flows and stockholder's equity for the year then ended in conformity with the United States of America generally accepted accounting principles.



George Brenner, CPA

Los Angeles, California
April 1, 2003

FOSTER SECURITIES
STATEMENT OF FINANCIAL CONDITION
FEBRUARY 28, 2003

ASSETS

Cash	
Checking	$ 1,201
Savings	99,745
Special Trust	3,583
TOTAL CASH	104,529
Commissions Receivable	15,558
Inventory - Bond Trading	223,177
Inventory - Equities Securities, at market value	128,975
Investments - Securities, at market value	530,778
Property and Equipment (including depreciation of 82,666)	4,336
Deposit	2,022
Payroll Tax Refund	1,674
TOTAL ASSETS	$1,011,049

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities	
Accounts Payable	$ 4,000
Income Tax payable - Current	17,878
Income Tax Payable - Deferred	147,900
TOTAL LIABILITIES	169,778
Shareholder's Equity	
Capital Stock - Common (Authorized 100,000 issued and outstanding 40,000 at $1 share)	40,000
Paid-in Capital	4,644
Retained Earnings	796,627
TOTAL SHAREHOLDER'S EQUITY	841,271
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$1,011,049

See Accompanying Notes to Financial Statements

FOSTER SECURITIES
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED FEBRUARY 28, 2003

REVENUES		
Commissions		$ 206,246
Trading Profits		15,717
		221,963
DIRECT COSTS		
Clearing House Charges	$ 12,203	
Commissions	15,164	
		27,367
NET OPERATING REVENUE		194,596
OTHER INCOME (LOSS)		
Unrealized gains (loss)	$(234,779)	
Interest and dividends	28,248	
Realized gains	78,955	
Severance package	18,769	
Investment advisory fees	5,199	
		(103,608)
GROSS REVENUE NET OF DIRECT COSTS		90,988
OPERATING EXPENSES - SCHEDULE, Page		223,278
(LOSS) BEFORE TAX BENEFIT		(132,290)
PROVISION (BENEFIT) FOR TAXES ON INCOME		(77,127)
NET LOSS		$(55,163)

See Accompanying Notes to Financial Statements

FOSTER SECURITIES
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED FEBRUARY 28, 2003

	Common Stock	Paid-in Capital	Retained Earnings
Balance, March 1, 2002	$ 40,000	$ 4,644	$851,790
Net Income (Loss)	----	----	(55,163)
Balance, February 28, 2003	$ 40,000	$ 4,644	$796,627

See Accompanying Notes to Financial Statements

FOSTER SECURITIES
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED FEBRUARY 28, 2003

OPERATING ACTIVITIES

Net profit (loss)	$(55,163)
Deferred income tax	(93,500)
Depreciation	5,251
Adjustments to reconcile net income to net cash provided by operating activities:	
Tax refund	30,797
Commissions receivable	(15,558)
Investments & inventory accounts	73,743
Income tax payable - deferred	17,878
Due clearing broker	(6,171)
Payroll tax refund	(1,672)
NET CASH REQUIRED BY OPERATING ACTIVITIES	(44,395)
INVESTMENT ACTIVITIES	
Equipment purchased	(2,346)
Advance to officer/shareholder - repaid	50,000
	47,654
INCREASE IN CASH	3,259
Cash: Beginning of the year	101,270
Cash: End of the year	$ 104,529
SUPPLEMENTAL CASH FLOW INFORMATION	
Cash paid for interest	$ 4,078
Cash paid for income taxes	$ 800

See Accompanying Notes to Financial Statements

FOSTER SECURITIES
NOTES TO FINANCIAL STATEMENTS
FEBRUARY 28, 2003

NOTE - 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company, Foster Securities, located in San Diego, California, is a broker-dealer registered with the Securities and Exchange Commission (SEC) under Rule 15c3-1 (K)(2)(ii) which provides that all the funds and securities belonging to the Company's customers would be handled by a correspondent broker-dealer. The Company became qualified to do business in California on February 23, 1990. To date, its principal and only office is located in San Diego, California.

The Company marks its inventory and investment securities to market value and records the related unrealized gain or loss.

Revenue is recognized on a trade basis for transactions in the Company's securities and on a settlement date basis for transactions executed for the Company's clients.

NOTE - 2 NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. See the computation of net capital requirements pursuant to Rule 15c3-1 (page 9).

NOTE - 3 INCOME TAXES

The Company files its Federal and state tax returns on the cash basis of accounting. The provision for income taxes is as follows:

CURRENT PROVISION (BENEFIT)	
Federal	$ 9,110
State	7,263
Total	16,373
Deferred taxes	(93,500)
Total	$77,127

Deferred taxes apply principally to an unrealized gain in the Company's investment account.

NOTE - 4 USE OF ESTIMATES

The preparation of financial statements in conformity with the generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Foster Securities
San Diego, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of operating expenses for the year ended February 28, 2003 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.



George Brenner, CPA

Los Angeles, California
April 1, 2003

FOSTER SECURITIES
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED FEBRUARY 28, 2003

EXPENSES	
Assessments	$ 256
Auto expense	3,988
Bank charges	169
Cable TV	300
Contributions	2,500
Depreciation	5,251
DSL lines	774
Dues	694
Insurance	6,393
Interest	4,077
Meals & entertainment	9,225
Miscellaneous expense	2,045
Office supplies & expense	6,430
Payroll taxes	4,746
Postage & delivery	3,245
Professional fees	15,720
Publications & subscriptions	1,651
Regulatory fees	734
Rent - equipment	1,646
Rent - office	17,615
Salaries	126,382
Taxes & licenses	239
Telephone & fax	4,172
Travel	5,026
TOTAL OPERATING EXPENSES	**$223,278**

See Accompanying Notes to Financial Statements

FOSTER SECURITIES
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
FEBRUARY 28, 2003

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$ 841,270
Less non allowable assets - Schedule - Page 11	(8,032)
Less haircuts	(151,426)
Add deferred tax liability – Long term	145,100
NET CAPITAL	$ 826,913
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net capital required 6-2/3 of total liabilities	$ 1,645
Minimum dollar net capital required	$ 100,000
Net Capital required greater of above amounts	$ 100,000
EXCESS CAPITAL	$ 726,913
Excess capital at 1000% (net capital) less 10% of aggregate indebtedness	$ 824,445
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities (from statement of financial condition)	$ 169,778
Less: Deferred tax liability	$(145,100)
	24,678
Percentage of aggregate indebtedness to net capital	0.03%
Percentage of debt to debt-equity to total computed in accordance with Rule 15c3-1(d)	NA

RECONCILIATION
The following is a reconciliation, as of February 28, 2003 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d)(4):

None Required

See Accompanying Notes to Financial Statements

FOSTER SECURITIES
NON ALLOWABLE ASSETS
FEBRUARY 28, 2003

Payroll Tax Refund	$ 1,674
Property and equipment	4,336
Deposit	2,022
	$ 8,032

See Accompanying Notes to Financial Statements

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT ACCOUNTANT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Foster Securities
San Diego, CA

In planning and performing my audit of the financial statements of Foster Securities (the "Company") for the year ended February 28, 2003 I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my audit procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I consider relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in accordance with the generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under the standards established by the American Institute of Certified Public Accountants. A material weakness is a consideration in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees is the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-1 as of February 28, 2003 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Bases on this understanding and on my study, I believe that the Company's practices and procedures were adequate at February 28, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.



George Brenner, CPA

Los Angeles, California
April 1, 2003


SEC MAIL PROCESSING
RECEIVED
APR 0 9 2003
WASH. D.C.
184
SECTION

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - FEBRUARY 28, 2003

FOSTER SECURITIES
8989 RIO SAN DIEGO DRIVE, SUITE 320
SAN DIEGO, CALIFORNIA 92108

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT ACCOUNTANT

Board of Directors
Foster Securities
San Diego, California

I have audited the accompanying statement of financial condition of Foster Securities, as of February 28, 2003 and the related statements of operations changes in stockholder's equity and cash flows for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by Rule 15c3-1. These financial statements are the responsibility of Foster Securities' management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Foster Securities as of February 28, 2003 and the results of its operation, cash flows and stockholder's equity for the year then ended in conformity with the United States of America generally accepted accounting principles.



George Brenner, CPA

Los Angeles, California
April 1, 2003

FOSTER SECURITIES
STATEMENT OF FINANCIAL CONDITION
FEBRUARY 28, 2003

ASSETS

Cash	
Checking	$ 1,201
Savings	99,745
Special Trust	3,583
TOTAL CASH	104,529
Commissions Receivable	15,558
Inventory - Bond Trading	223,177
Inventory - Equities Securities, at market value	128,975
Investments - Securities, at market value	530,778
Property and Equipment (including depreciation of 82,666)	4,336
Deposit	2,022
Payroll Tax Refund	1,674
TOTAL ASSETS	$1,011,049

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities	
Accounts Payable	$ 4,000
Income Tax payable - Current	17,878
Income Tax Payable - Deferred	147,900
TOTAL LIABILITIES	169,778
Shareholder's Equity	
Capital Stock - Common (Authorized 100,000 issued and outstanding 40,000 at $1 share)	40,000
Paid-in Capital	4,644
Retained Earnings	796,627
TOTAL SHAREHOLDER'S EQUITY	841,271
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$1,011,049

See Accompanying Notes to Financial Statements

FOSTER SECURITIES
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED FEBRUARY 28, 2003

REVENUES		
Commissions		$ 206,246
Trading Profits		15,717
		221,963
DIRECT COSTS		
Clearing House Charges	$ 12,203	
Commissions	15,164	
		27,367
NET OPERATING REVENUE		194,596
OTHER INCOME (LOSS)		
Unrealized gains (loss)	$(234,779)	
Interest and dividends	28,248	
Realized gains	78,955	
Severance package	18,769	
Investment advisory fees	5,199	
		(103,608)
GROSS REVENUE NET OF DIRECT COSTS		90,988
OPERATING EXPENSES - SCHEDULE, Page		223,278
(LOSS) BEFORE TAX BENEFIT		(132,290)
PROVISION (BENEFIT) FOR TAXES ON INCOME		(77,127)
NET LOSS		$(55,163)

See Accompanying Notes to Financial Statements

FOSTER SECURITIES
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED FEBRUARY 28, 2003

	Common Stock	Paid-in Capital	Retained Earnings
Balance, March 1, 2002	$ 40,000	$ 4,644	$851,790
Net Income (Loss)	----	----	(55,163)
Balance, February 28, 2003	$ 40,000	$ 4,644	$796,627

See Accompanying Notes to Financial Statements

FOSTER SECURITIES
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED FEBRUARY 28, 2003

OPERATING ACTIVITIES

Net profit (loss)	$(55,163)
Deferred income tax	(93,500)
Depreciation	5,251
Adjustments to reconcile net income to net cash provided by operating activities:	
Tax refund	30,797
Commissions receivable	(15,558)
Investments & inventory accounts	73,743
Income tax payable - deferred	17,878
Due clearing broker	(6,171)
Payroll tax refund	(1,672)
NET CASH REQUIRED BY OPERATING ACTIVITIES	(44,395)
INVESTMENT ACTIVITIES	
Equipment purchased	(2,346)
Advance to officer/shareholder - repaid	50,000
	47,654
INCREASE IN CASH	3,259
Cash: Beginning of the year	101,270
Cash: End of the year	$ 104,529
SUPPLEMENTAL CASH FLOW INFORMATION	
Cash paid for interest	$ 4,078
Cash paid for income taxes	$ 800

See Accompanying Notes to Financial Statements

FOSTER SECURITIES
NOTES TO FINANCIAL STATEMENTS
FEBRUARY 28, 2003

NOTE - 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company, Foster Securities, located in San Diego, California, is a broker-dealer registered with the Securities and Exchange Commission (SEC) under Rule 15c3-1 (K)(2)(ii) which provides that all the funds and securities belonging to the Company's customers would be handled by a correspondent broker-dealer. The Company became qualified to do business in California on February 23, 1990. To date, its principal and only office is located in San Diego, California.

The Company marks its inventory and investment securities to market value and records the related unrealized gain or loss.

Revenue is recognized on a trade basis for transactions in the Company's securities and on a settlement date basis for transactions executed for the Company's clients.

NOTE - 2 NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. See the computation of net capital requirements pursuant to Rule 15c3-1 (page 9).

NOTE - 3 INCOME TAXES

The Company files its Federal and state tax returns on the cash basis of accounting. The provision for income taxes is as follows:

CURRENT PROVISION (BENEFIT)	
Federal	$ 9,110
State	7,263
Total	16,373
Deferred taxes	(93,500)
Total	$77,127

Deferred taxes apply principally to an unrealized gain in the Company's investment account.

NOTE - 4 USE OF ESTIMATES

The preparation of financial statements in conformity with the generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Foster Securities
San Diego, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of operating expenses for the year ended February 28, 2003 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.



George Brenner, CPA

Los Angeles, California
April 1, 2003

FOSTER SECURITIES
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED FEBRUARY 28, 2003

EXPENSES	
Assessments	$ 256
Auto expense	3,988
Bank charges	169
Cable TV	300
Contributions	2,500
Depreciation	5,251
DSL lines	774
Dues	694
Insurance	6,393
Interest	4,077
Meals & entertainment	9,225
Miscellaneous expense	2,045
Office supplies & expense	6,430
Payroll taxes	4,746
Postage & delivery	3,245
Professional fees	15,720
Publications & subscriptions	1,651
Regulatory fees	734
Rent - equipment	1,646
Rent - office	17,615
Salaries	126,382
Taxes & licenses	239
Telephone & fax	4,172
Travel	5,026
TOTAL OPERATING EXPENSES	**$223,278**

See Accompanying Notes to Financial Statements

FOSTER SECURITIES
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
FEBRUARY 28, 2003

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$ 841,270
Less non allowable assets - Schedule - Page 11	(8,032)
Less haircuts	(151,426)
Add deferred tax liability – Long term	145,100
NET CAPITAL	$ 826,913
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net capital required 6-2/3 of total liabilities	$ 1,645
Minimum dollar net capital required	$ 100,000
Net Capital required greater of above amounts	$ 100,000
EXCESS CAPITAL	$ 726,913
Excess capital at 1000% (net capital) less 10% of aggregate indebtedness	$ 824,445
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities (from statement of financial condition)	$ 169,778
Less: Deferred tax liability	$(145,100)
	24,678
Percentage of aggregate indebtedness to net capital	0.03%
Percentage of debt to debt-equity to total computed in accordance with Rule 15c3-1(d)	NA

RECONCILIATION
The following is a reconciliation, as of February 28, 2003 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d)(4):

None Required

See Accompanying Notes to Financial Statements

FOSTER SECURITIES
NON ALLOWABLE ASSETS
FEBRUARY 28, 2003

Payroll Tax Refund	$ 1,674
Property and equipment	4,336
Deposit	2,022
	$ 8,032

See Accompanying Notes to Financial Statements

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT ACCOUNTANT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Foster Securities
San Diego, CA

In planning and performing my audit of the financial statements of Foster Securities (the "Company") for the year ended February 28, 2003 I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my audit procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I consider relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in accordance with the generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under the standards established by the American Institute of Certified Public Accountants. A material weakness is a consideration in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees is the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-1 as of February 28, 2003 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Bases on this understanding and on my study, I believe that the Company's practices and procedures were adequate at February 28, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.



George Brenner, CPA

Los Angeles, California
April 1, 2003